Letter to Shareholders

 (All dollar amounts in Canadian dollars unless otherwise indicated)

During the second quarter of 2007 your Company made significant positive progress towards the development of its 100%-owned New Afton Copper-Gold (Cu-Au) Project, Kamloops, British Columbia, into a new underground mine.  In full production it will be one of Canada’s largest underground metals mines.

I previously informed you that during the first quarter of 2007 we entered into a letter of intent with Teck Cominco Limited (“Teck”) to acquire the necessary surface rights, filed the application for the mining permit and, immediately subsequent to the end of the first quarter, received the positive results of the feasibility study. These were significant advances.  During this past quarter we made progress towards finalizing a definitive agreement with Teck regarding the surface rights acquisition, and are well advanced in the permitting process.

Perhaps the most significant achievement during the second quarter was the closing (on June 28) of the financing which raised total gross proceeds of $392 million (including an over allotment option of $17 million exercised subsequent to quarter end).   The money was raised through an offering of common shares, flow through shares, notes and debentures. This financing provides sufficient capital to bring the mine into production according to the schedule defined in the feasibility study, at an initial rate of 1.6 million tonnes per year, and to commence the expansion phase which will allow the mine to reach its full production rate of 4 million tonnes per year.  One of the most important aspects of this financing is that it does not establish any hedging requirements and therefore allows our shareholders to maintain full exposure to commodity prices.  Additional funds will be required to complete the expansion, and it is envisaged that these will be raised through the issuance of flow through shares, and/or the potential exercise of warrants which expire February 28 (although these are currently out of the money), and/or additional debt sources.

Construction of the mine has commenced, with the initial focus being on work underground.  During the past quarter, work continued on expanding the size of the existing underground exploration decline to accommodate the larger equipment necessary to facilitate commencement of the new underground mine development required to provide long term access for mining. The longest lead time items (SAG and Ball Mills) have been ordered so that the proposed schedule of production by the second half of 2009 can be realized.  The mining fleet has been ordered and some of this equipment has begun to arrive at site. Subsequent to quarter end, on July 5, the Company announced that it had appointed AMEC Americas Limited based in Vancouver, British Columbia, as the Engineering and Procurement contractor.  We are currently considering alternatives for contractors to assume responsibility for construction management of the project.

The level of activity continues to increase at the New Afton site as we take the steps necessary to develop this very unique and exciting project into a new underground mine.  The management, employees and directors of your Company have continued to work extremely hard on behalf of all shareholders.  I would like to thank them all for their efforts, and also you, our shareholders, for your continued support, and look forward to being able to report continued progress for the next quarter.

On behalf of the board of directors,

Chris J. Bradbrook

President and CEO

New Gold Inc.

August 7, 2007